MATERIAL CHANGE REPORT

51-102F3

Item 1                      Name and Address of Company

Rubicon Minerals Corporation (the “Company”)

Suite 1540 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

Item 2                      Date of Material Change

February 14, 2011

Item 3                      News Release

News release was issued on February 14, 2011 over Canada Newswire and PRNewswire.

Item 4                      Summary of Material Change

On February 14, 2011, the Company announced that as a result of a review by the British Columbia Securities Commission of the Company's recently filed NI 43-101 technical report containing its Phoenix Gold Project mineral resource and geological potential estimates for the F2 Gold System, the Company expects to file an amended technical report for the Project. The Company will make a timely announcement if any material changes to the estimates result from an amended report.

Item 5                      Full Description of Material Change

5.1 Full Description of Material Change

Please see attached news release of February 14, 2011 for further details.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7                      Omitted Information

Not applicable

Item 8                      Executive Officer

David W. Adamson, President & CEO (Tel:  604-623-3333)

Item 9                      Date of Report

February 24, 2011

News Release
TSX:RMX | NYSE AMEX:RBY February 14, 2011

Amended NI 43-101 Technical Report for Rubicon’s Phoenix Gold Project

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) (the “Company”) announced today that, as a result of  a review by the British Columbia Securities Commission of the Company’s recently filed NI 43-101 technical report containing its Phoenix Gold Project mineral resource and geological potential estimates for the F2 Gold System, the Company expects to file an amended technical report for the Project. The Company will make a timely announcement if any material changes to the estimates result from an amended report.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seeks", "anticipates", "believes", "plans", "estimates", "expects", "targeting" and "intends" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding the timing and nature of potential future disclosures and announcements by the Company.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.